Filed with the Securities and Exchange Commission on December 28, 2020

1933 Act Registration File No. 333-249029

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

[   ] Pre-Effective Amendment No.

[X] Post-Effective Amendment No. 1

(Check appropriate box or boxes.)

INVESTMENT MANAGERS SERIES TRUST

(Exact Name of Registrant as Specified in Charter)

235 West Galena Street

Milwaukee, WI 53212-3948

(Address of Principal Executive Offices, including Zip Code)

Registrant’s Telephone Number, including Area Code: (626) 385-5777

Diane J. Drake

Mutual Fund Administration, LLC

2220 E. Route 66, Suite 226

Glendora, California 91740

(Name and Address of Agent for Service)

Copy to:

Laurie Dee

Morgan, Lewis & Bockius LLP

600 Anton Boulevard, Suite 1800

Costa Mesa, CA 92626-7653

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered:

Securian AM Balanced Stabilization Fund – Institutional Class and Class A

Securian AM Equity Stabilization Fund – Institutional Class and Class A

Securian AM Real Asset Income Fund – Institutional Class and Class A

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Investment Managers Series Trust II (the “Trust”) Registration Statement on Form N-14 hereby incorporates Part A and Part B from the Registrant’s Registration Statement on Form N-14 filed on October 30, 2020. This Post-Effective Amendment No. 1 is being filed for purposes of adding the final tax opinions with respect to the Securian AM Balanced Stabilization Fund, Securian AM Equity Stabilization Fund, and Securian AM Real Asset Income Fund as Exhibits to Part C of the Registration Statement.

PART C

Item 15.	Indemnification

Pursuant to Del. Code Ann. Title 12 Section 3817, a Delaware statutory trust may provide in its governing instrument for the indemnification of its officers and Trustees from and against any and all claims and demands whatsoever.

Reference is made to Article 8, Section 8.4 of the Agreement and Declaration of Trust of Investment Managers Series Trust (the “Registrant” or the “Trust”), which provides:

Subject to the limitations, if applicable, hereinafter set forth in this Section 8.4, the Trust shall indemnify (from the assets of the Series or Series to which the conduct in question relates) each of its Trustees, officers, employees and agents (including Persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (hereinafter, together with such Person’s heirs, executors, administrators or personal representative, referred to as a “Covered Person”)) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, except with respect to any matter as to which it has been determined that such Covered Person (i) did not act in good faith in the reasonable belief that such Covered Person’s action was in or not opposed to the best interests of the Trust; (ii) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office (iii) for a criminal proceeding, had reasonable cause to believe that his conduct was unlawful (the conduct described in (i), (ii) and (iii) being referred to hereafter as “Disabling Conduct”). A determination that the Covered Person is entitled to indemnification may be made by (i) a final decision on the merits by a court or other body before whom the proceeding was brought that the Covered Person to be indemnified was not liable by reason of Disabling Conduct, (ii) dismissal of a court action or an administrative proceeding against a Covered Person for insufficiency of evidence of Disabling Conduct, or (iii) a reasonable determination, based upon a review of the facts, that the indemnity was not liable by reason of Disabling Conduct by (a) a vote of a majority of a quorum of Trustees who are neither “interested persons” of the Trust as defined in Section 2(a)(19) of the Investment Company Act of 1940 (the “1940 Act”) nor parties to the proceeding (the “Disinterested Trustees”), or (b) an independent legal counsel in a written opinion. Expenses, including accountants' and counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by one or more Series to which the conduct in question related in advance of the final disposition of any such action, suit or proceeding; provided that the Covered Person shall have undertaken to repay the amounts so paid to such Series if it is ultimately determined that indemnification of such expenses is not authorized under this Article 8 and (i) the Covered Person shall have provided security for such undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the disinterested Trustees, or an independent legal counsel in a written opinion, shall have determined, based on a review of readily available facts (as opposed to a full trial type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to Trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission the (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Pursuant to the Distribution Agreement between the Trust and Foreside Fund Services, LLC (the “Distributor”), the Trust has agreed to indemnify, defend and hold the Distributor, and each of its present or former directors, members, officers, employees, representatives and any person who controls or previously controlled the Distributor within the meaning of Section 15 of the Securities Act (“Distributor Indemnitees”), free and harmless (a) from and against any and all losses, claims, demands, liabilities, damages, charges, payments, costs and expenses (including the costs of investigating or defending any alleged losses, claims, demands, liabilities, damages, charges, payments, costs or expenses and any counsel fees incurred in connection therewith) of any and every nature (“Losses”) which the Distributor and/or each of the Distributor Indemnitees may incur under the Securities Act, the Securities Exchange Act of 1934, any other statute (including Blue Sky laws) or any rule or regulation thereunder, or under common law or otherwise, arising out of or based upon any untrue statement, or alleged untrue statement, of a material fact contained in the registration statement or any prospectus, an annual or interim report to shareholders or sales literature, or any amendments or supplements thereto, or arising out of or based upon any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Trust’s obligation to indemnify the Distributor and any of the Distributor Indemnitees shall not be deemed to cover any Losses arising out of any untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with information relating to the Distributor and furnished to the Trust or its counsel by the Distributor in writing for the purpose of, and used in, the preparation thereof; (b) from and against any and all Losses which the Distributor and/or each of the Distributor Indemnitees may incur in connection with the Distribution Agreement or the Distributor’s performance hereunder, except to the extent the Losses result from the Distributor’s willful misfeasance, bad faith or negligence in the performance of its duties, or by reason of its reckless disregard of its obligations and duties under the Distribution Agreement, (c) from and against any and all Losses which the Distributor and/or each of the Distributor Indemnitees may incur resulting from the actions or inactions of any prior service provider to the Trust or any Funds in existence prior to, and added to Schedule A after, the date of the Distribution Agreement, or (d) from and against any and all Losses which the Distributor and/or each of the Distributor Indemnitees may incur when acting in accordance with instructions from the Trust or its representatives; and provided further that to the extent this agreement of indemnity may require indemnity of any Distributor Indemnitee who is also a trustee or officer of the Trust, no such indemnity shall inure to the benefit of such trustee or officer if to do so would be against public policy as expressed in the Securities Act or the 1940 Act.

Item 16.	Exhibits

1)	Charter Documents:

a.	Certificate of Trust is incorporated herein by reference to Exhibit (a)(2) to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-1A filed with the SEC on March 31, 2006.

(i)	Amendment to the Certificate of Trust is incorporated herein by reference to Exhibit (a)(3) to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-1A filed with the SEC on March 31, 2006.

(ii)	Amendment to the Certificate of Trust is incorporated herein by reference to Exhibit (a)(3) to Post-Effective Amendment No. 29 to the Registrant’s Registration Statement on Form N-1A filed with the SEC on December 5, 2007.

(iii)	Certificate of Correction to the Certificate of Trust is incorporated herein by reference to Exhibit (a)(5) to Post-Effective Amendment No. 73 to Registrant’s Registration Statement on Form N-1A filed with the SEC on December 30, 2009.

b.	Amended and Restated Agreement and Declaration of Trust dated March 5, 2014 is incorporated herein by reference to Exhibit (a)(9) to Post-Effective Amendment No. 494 to Registrant’s Registration Statement on Form N-1A filed with the SEC on March 28, 2014.

(i)	Amendment dated September 17, 2020 to the Amended and Restated Agreement and Declaration of Trust dated March 5, 2014 is incorporated herein by reference to Exhibit (a)(1)(i) to Post-Effective Amendment No. 1122 to Registrant’s Registration Statement on Form N-1A filed with the SEC on September 25, 2020.

2)	By-Laws:

a.	By-Laws of Registrant as amended January 9, 2008, March 25, 2009, December 5, 2013 and March 10, 2016 is incorporated herein by reference to Exhibit (b) of Post-Effective Amendment No. 784 to Registrant’s Registration Statement on Form N-1A filed with the SEC on August 23, 2016.

3)	Not applicable.

4)	Agreement and Plan of Reorganization:

a.	Form of Agreement and Plan of Reorganization is incorporated herein by reference to Appendix A to Part A of the Registrant’s Registration Statement on Form N-14 (File No. 333-249029) filed with the Commission on September 24, 2020.

5)	Instruments Defining Rights of Security Holders is incorporated by reference to Registrant’s Amended and Restated Agreement and Declaration of Trust and By-Laws.

6)	Investment Management Agreements:

a.	Form of Investment Advisory Agreement between the Registrant and Liberty Street Advisors, Inc. is incorporated herein by reference to Exhibit 16.6(a) of Form N-14 (File No. 333-249029) filed with the SEC on September 24, 2020.

b.	Form of Investment Sub-Advisory Agreement between Liberty Street Advisors and Securian Asset Management Inc. is incorporated herein by reference to Exhibit 16.6(b) of Form N-14 (File No. 333-249029) filed with the SEC on September 24, 2020.

7)	Distribution Agreements:

a.	Form of Distribution Agreement is incorporated herein by reference to Exhibit (e) to Post-Effective Amendment No. 67 to Registrant’s Registration Statement on Form N-1A filed with the SEC on August 14, 2009.

b.	Distribution Agreement is incorporated herein by reference to Exhibit (e)(1) of Post-Effective Amendment No. 957 filed with the SEC on July 25, 2018.

8)	Not applicable

9)	Custody Agreements:

a.	Custody Agreement dated January 14, 2008 is incorporated herein by reference to Exhibit (g) of Post-Effective Amendment No. 31 to Registrant’s Registration Statement on Form N-1A filed with the SEC on February 1, 2008.

(i)	Amended and Restated Appendix B to Custody Agreement is incorporated herein by reference to Exhibit (g)(i) of Post-Effective Amendment No. 1032 filed with the SEC on August 28, 2019.

10)	Distribution Plan and Rule 18f-3 Plan:

a.	Amended Multiple Class (Rule 18f-3) Plan is incorporated herein by reference to Exhibit 16.10(a) of Form N-14 (File No. 333-249029) filed with the SEC on September 24, 2020.

b.	Form of Amended and Restated Distribution (Rule 12b-1) Plan is incorporated herein by reference to Exhibit 16.10(b) of Form N-14 (File No. 333-249029) filed with the SEC on September 24, 2020.

c.	Form of Amended and Restated Shareholder Service Plan is incorporated herein by reference to Exhibit 16.10(c) of Form N-14 (File No. 333-249029) filed with the SEC on September 24, 2020.

11)	Opinion of Counsel:

a.	Opinion and consent of counsel as to the legality of the securities being registered is incorporated herein by reference to Exhibit 16.10(a) of Form N-14 (File No. 333-249029) filed with the SEC on September 24, 2020.

12)	Opinion as to tax matters and consent

a.	Opinion as to tax matters and consent for the Securian AM Balanced Stabilization Fund – filed herewith.

b.	Opinion as to tax matters and consent for the Securian AM Equity Stabilization Fund – filed herewith.

c.	Opinion as to tax matters and consent for the Securian AM Real Asset Income Fund – filed herewith.

13)	Other Material Contracts:

a.	Amended and Restated Transfer Agency Agreement dated March 25, 2009 is incorporated herein by reference to Exhibit (h)(1) of Post-Effective Amendment No. 56 to Registrant’s Registration Statement on Form N-1A filed with the SEC on April 1, 2009.

(i)	Amended and Restated Schedule B to the Amended and Restated Transfer Agency Agreement is incorporated herein by reference of Exhibit (h)(1)(i) to Post-Effective Amendment No. 571 to Registrant’s Registration Statement on Form N-1A filed with the SEC on October 24, 2014.

b.	Amended and Restated Fund Accounting Agreement dated March 5, 2014 is incorporated herein by reference to Exhibit (h)(2)(i) of Post-Effective Amendment No. 490 to Registrant’s Registration Statement on Form N-1A filed with the SEC on March 28, 2014.

c.	Amended and Restated Co-Administration Agreement dated March 5, 2014 is incorporated herein by reference to Exhibit (h)(3)(i) of Post-Effective Amendment No. 490 to Registrant’s Registration Statement on Form N-1A filed with the SEC on March 28, 2014.

(i)	Amendment to Co-Administration Agreement dated August 4, 2014 is incorporated herein by reference to Exhibit (h)(3)(ii) of Post-Effective Amendment No. 571 to Registrant’s Registration Statement on Form N-1A filed with the SEC on October 24, 2014.

d.	Form of Operating Expenses Limitation Agreement is incorporated herein by reference to Exhibit 16.10(a) of Form N-14 (File No. 333-249029) filed with the SEC on September 24, 2020.

14)	Other Opinions:

a.	Cohen & Company LLC is incorporated herein by reference to Exhibit 16.14(a) of the Registrant’s Registration Statement on Form N-14 (File No. 333-249029) filed with the Commission on October 30, 2020.

b.	Consent of Tait, Weller & Baker LLP is incorporated herein by reference to Exhibit 16.14(b) of the Registrant’s Registration Statement on Form N-14 (File No. 333-249029) filed with the Commission on October 30, 2020.

15)	Not applicable

16)	Powers of Attorney:

a.	Powers of Attorney is incorporated herein by reference to Exhibit 16.16(a) of Form N-14 (File No. 333-249029) filed with the SEC on September 24, 2020.

17)	Additional Exhibits:

a.	Form of Proxy Cards is incorporated herein by reference to Exhibit 16.17(a) of the Registrant’s Registration Statement on Form N-14 (File No. 333-249029) filed with the Commission on October 30, 2020.

Item 17.	Undertakings

1.	The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of the registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

2.	The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

3.	The undersigned registrant undertakes to file an opinion of counsel supporting the tax consequences to shareholders discussed in the combined proxy statement and prospectus in a post-effective amendment to this registration statement.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, duly authorized, in the City of Milwaukee, and State of Wisconsin, on the 28th day of December, 2020.

INVESTMENT MANAGERS SERIES TRUST
By:	/s/ Maureen Quill
Maureen Quill President and Principal Executive Officer

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title
/s/ Ashley Toomey Rabun†
Ashley Toomey Rabun		Trustee
/s/ William H. Young†
William H. Young		Trustee
/s/ Charles H. Miller†
Charles H. Miller		Trustee
/s/ John P. Zader†
John P. Zader		Trustee
/s/ Eric M. Banhazl†
Eric M. Banhazl /s/ Maureen Quill		Trustee
Maureen Quill		Trustee, President & Principal Executive Officer
/s/ Rita Dam
Rita Dam		Treasurer & Principal Financial Officer

† By	/s/ Rita Dam

Attorney-in-fact, pursuant to power of attorney filed on September 24, 2020.

Exhibit Index

Opinion as to Tax Matters and Consent – Securian AM Balanced Stabilization Fund	EX-16.12(a)
Opinion as to Tax Matters and Consent – Securian AM Equity Stabilization Fund	EX-16.12(b)
Opinion as to Tax Matters and Consent – Securian AM Real Asset Income Fund	EX-16.12(c)